Computation of Ratios of Earnings to Fixed Charges

				Exhibit 12

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions, except ratios)	2017	2016	2017	2016
Earnings:
Pre-tax income(a):	$1,545	$2,725	$3,174	$2,771
Add - Fixed charges	394	420	782	818
Adjusted Pre-tax income	$1,939	$3,145	$3,956	$3,589
Fixed charges:
Interest expense	$286	$310	$575	$606
Portion of rent expense representing interest	27	36	55	55
Interest credited to policy and contract holders	81	74	152	157
Total fixed charges	$394	$420	$782	$818
Total fixed charges, excluding interest credited to
policy and contract holders	$313	$346	$630	$661
Ratio of earnings to fixed charges	4.92	7.49	5.06	4.39
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b)	6.19	9.09	6.28	5.43

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

AIG | Second Quarter 2017 Form 10-Q                1